Exhibit 99.4

TELUS CORPORATION

as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

FIFTY-THIRD SERIES SUPPLEMENT

Dated as of April 21, 2025

Supplementing the Trust Indenture dated as of May 22, 2001

between TELUS Corporation, as Issuer and

Computershare Trust Company of Canada, as Indenture Trustee,
and providing for the issue of

6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055
in the aggregate principal amount of $500,000,000

TABLE OF CONTENTS

Article One Interpretation		1

1.01	To be Read with Indenture; Governing Law	1
1.02	Definitions	1
1.03	Conflict Between Series Supplement and Indenture	5
1.04	Interpretation Provisions in Indenture	5
1.05	Exhibits	5

Article Two Debt Securities		5

2.01	Creation and Designation	5
2.02	Limitation on Aggregate Principal Amount	5
2.03	Currency	6
2.04	Denominations	6
2.05	Date and Stated Maturity	6
2.06	Interest	6
2.07	Redemption and Purchase	7
2.08	Sinking Fund	7
2.09	Defeasance	8
2.10	Form and Certification	8
2.11	Identification	8
2.12	Calculation Agent	8
2.13	Non-Business Days	9

Article Three Deferral Right and Dividend Stopper Undertaking		9

3.01	Deferral Right	9
3.02	Dividend Stopper Undertaking	9

Article Four Covenants and Representations and Warranties With Respect To The Notes		9

4.01	Covenants and Representations and Warranties in the Base Indenture	9
4.02	Covenants Applicable to the Notes	10
4.03	Compliance Certificate	10
4.04	Financial Statements	10
4.05	Agents’ Fees and Expenses	10
4.06	Indenture Trustee May Perform Covenants	10

Article Five Subordination Of Notes		11

5.01	Notes Subordinated to Senior Indebtedness	11
5.02	Disputes with Holder of Certain Senior Indebtedness	12
5.03	Subrogation	12
5.04	Obligation of Issuer Unconditional	12

5.05	Effectuation of Subordination by Indenture Trustee; Waiver of Conflicts	13
5.06	Knowledge of Indenture Trustee	13
5.07	Indenture Trustee May Hold Senior Indebtedness	13
5.08	Rights of Holders of Senior Indebtedness Not Impaired	14
5.09	Article Applicable to Paying Agents	14
5.10	Indenture Trustee; Compensation Not Prejudiced	14

Article Six Events Of Default and Remedies		14

6.01	Events of Default	14
6.02	Acceleration of Maturity; Rescission and Annulment	15

Article Seven Miscellaneous Provisions		15

7.01	Confirmation of Indenture	15
7.02	Acceptance of Trusts	16
7.03	Counterparts and Formal Date	16

Exhibit A To Fifty-Third Series Supplement		A-1

THIS IS THE FIFTY-THIRD SERIES SUPPLEMENT dated as of April 21, 2025

BETWEEN:

TELUS CORPORATION, in its capacity as Issuer

- and-

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS the Issuer and the Indenture Trustee have entered into a trust indenture dated as of May 22, 2001 (the “Base Indenture”), as amended and supplemented by the forty-seventh supplement to the Base Indenture, dated January 2, 2024 between the Issuer and the Indenture Trustee (together, with the Base Indenture, the “Indenture” and the Indenture as further amended and supplemented by this Series Supplement , the “Supplemented Indenture”);

AND WHEREAS pursuant to Section 2.02 of the Base Indenture, the Issuer may from time to time create and issue one or more new Series of Debt Securities, subject to the satisfaction of certain conditions set forth in the Indenture and in the related Series Supplement;

AND WHEREAS the Principal Terms of any new Series of Debt Securities are to be set forth in a Series Supplement, which amends and supplements the Indenture in relation to such Series;

AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as 6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055 and the Issuer and the Indenture Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series.

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE ONE

INTERPRETATION

1.01	To be Read with Indenture; Governing Law

This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the 6.75% Fixed- to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055 as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.02	Definitions

(1)	All capitalized terms used but not defined in this Series Supplement shall have the meanings specified in the Indenture except that for the purpose, and only for the purpose, of this Series Supplement and the Notes:

(a)	the definition of the term “Business Day” is amended to read as follows:

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close.

(b)	the definition of the term “Event of Default” is amended to read as follows:

“Event of Default” shall have the meaning specified in Section 6.01 of this Series Supplement.

(c)	the definition of “Indebtedness” as such term is defined in the Indenture is deleted.

(2)	In addition, the following terms shall have the following meanings:

“Administrative Action” shall mean, with respect to a Tax Event (as defined herein), any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment).

“Bankruptcy Law” shall mean the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other similar applicable Canadian federal, provincial or territorial law or similar applicable law of any other jurisdiction relating to bankruptcy, insolvency, winding up, liquidation, reorganization or relief of debtors.

“Bankruptcy Order” shall mean any court order for liquidation, winding up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or composition of indebtedness or other relief of a debtor.

“Base Indenture” shall have the meaning specified in the recitals of this Series Supplement.

“Bloomberg Screen GCAN5YR Page” shall mean the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service for purposes of displaying Government of Canada bond yields).

“Calculation Agent” shall mean any Person, which may be the Issuer or any of the Issuer’s Affiliates, appointed by the Issuer from time to time to act as calculation agent with respect to the Notes.

“Common Shares” means the common shares in the capital of the Issuer.

“Custodian” shall mean any receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator, sequestrator or similar official under any Bankruptcy Law or any other Person with like powers.

“DBRS” shall mean DBRS Limited.

“Deferral Period” shall have the meaning specified in Section 3.01 of this Series Supplement.

“Deferral Right” shall have the meaning specified in Section 2.06 of this Series Supplement.

“Deferred Interest” shall have the meaning specified in Section 3.01 of this Series Supplement.

“Dividend Restricted Shares” shall mean the Common Shares and any preferred shares in the capital of the Issuer.

“First Reset Date” shall mean July 21, 2035.

“Five Year Government of Canada Yield” shall mean, as at any Interest Reset Determination Date for a Interest Reset Period, the bid yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, “Five Year Government of Canada Yield” means the average of the yields determined by two registered Canadian investment dealers (each of which is a member of the Canadian Investment Regulatory Organization), selected by the Issuer, as being the yield to maturity (assuming semi-annual compounding) on such date at or about 10:00 a.m. (Toronto time) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Indenture” shall have the meaning specified in the recitals of this Series Supplement.

“Interest Payment Date” shall mean January 21 and July 21 of each year during which any Notes are outstanding until Maturity.

“Interest Period” shall mean the period commencing on the later of the date of issuance of the Notes or the last Interest Payment Date to, but excluding, the next Interest Payment Date.

“Interest Reset Date” shall mean the First Reset Date and each date falling on the five- year anniversary of the preceding Interest Reset Date.

“Interest Reset Determination Date” shall mean, for any Interest Reset Period, the day falling two Business Days prior to the applicable Interest Reset Date for such Interest Reset Period.

“Interest Reset Period” shall mean the period from, and including, the First Reset Date to, but excluding, the next succeeding Interest Reset Date, and thereafter each period from, and including, each Interest Reset Date to, but excluding, the next succeeding Interest Reset Date, the Stated Maturity, or the Redemption Date, as the case may be.

“Moody’s” shall mean Moody’s Investors Service Inc.

“Notes” shall have the meaning specified in Section 2.01 of this Series Supplement.

“Parity Indebtedness” shall mean any class or series of the Issuer’s debt securities or any other indebtedness of the Issuer for borrowed money outstanding on the date hereof or hereafter created which ranks on a parity with the Notes as to distributions upon liquidation, dissolution or winding-up.

“Permitted Purchase” shall mean a redemption, purchase or other retirement for value of any Dividend Restricted Shares or Parity Indebtedness (i) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares or (ii) with respect to Dividend Restricted Shares, (a) out of the net cash proceeds of a substantially concurrent issuance and sale of, or made in exchange for (including by using), Dividend Restricted Shares or a substantially concurrent net cash capital contribution received by the Issuer (other than from a subsidiary of the Issuer), (b) deemed to occur upon the exercise or exchange of options, warrants or other convertible or exchangeable securities, to the extent such Dividend Restricted Shares represent all or a portion of the exercise, conversion or exchange price thereof, together with any withholding to pay for the taxes payable in connection therewith or (c) cash payments in lieu of issuing fractional shares in connection with share dividends, splits or business combinations or the exercise of warrants, options or other securities convertible into or exchangeable for Dividend Restricted Shares of the Issuer.

“Rating Event” shall mean, with respect to the Notes, any Specified Rating Agency amends, clarifies or changes the methodology or criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (i) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Specified Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Specified Rating Agency or its predecessor on the date of issuance, or (ii) the lowering of the equity credit assigned to the Notes by that Specified Rating Agency compared to the equity credit assigned by that Specified Rating Agency or its predecessor on the date of issuance.

“Redemption Date” means the date fixed for redemption of the Notes as specified in notice(s) of redemption delivered pursuant to Section 2.07 of this Series Supplement.

“S&P” shall mean Standard & Poor’s Rating Services, a business unit of S&P Global Canada Corp.

“Specified Rating Agency” shall mean each of Moody’s, S&P and DBRS or any other designated rating organization (as defined in National Instrument 44-101 – Short Form Prospectus Distributions), as applicable, that then publishes a rating for the Issuer and, in each case, their respective successors.

“Senior Creditor” shall mean a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder and such other lenders providing advances to the Issuer pursuant to Senior Indebtedness.

“Senior Indebtedness” shall mean all present and future indebtedness, liabilities and other obligations (other than Subordinated Indebtedness) of, or guaranteed or assumed by, the Issuer for borrowed money or evidenced by bonds, debentures or notes or obligations of the Issuer for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness, liabilities or other obligations including, without limitation, the senior notes issued by the Issuer.

“Subordinated Indebtedness” shall mean the Notes or any other obligations that are, pursuant to the terms of the instrument or agreement creating or evidencing those obligations, expressly designated as being (i) subordinate in right of payment to Senior Indebtedness or (ii) pari passu with, or subordinate to, the Notes in right of payment.

“Stated Maturity” shall have the meaning specified in Section 2.05 of this Series Supplement.

“Supplemented Indenture” shall have the meaning specified in the recitals of this Series Supplement.

“Tax Event” shall mean, with respect to the Notes, the Issuer has received an opinion of counsel of a law firm that is nationally recognized in Canada or the U.S. and experienced in such matters (who may be counsel to the Issuer) to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in the laws, or any regulations or rulings thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or authority or agency thereof or therein having power to tax or any applicable tax treaty, (ii) any Administrative Action, or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the date of issuance of the Notes, there is a more than insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that the Issuer is, or may be subject to more than a de minimis amount of additional taxes, duties or other governmental changes or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment or deductibility by the Issuer of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise would have been filed, will not be respected by a taxing authority.

1.03	Conflict Between Series Supplement and Indenture

If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this Series Supplement shall govern; provided, however, that the terms and provisions of this Series Supplement may modify or amend the terms of the Indenture solely as applied to the Notes.

1.04	Interpretation Provisions in Indenture

This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Base Indenture.

1.05	Exhibits

Exhibit A to this Series Supplement forms part of this Series Supplement.

ARTICLE TWO

DEBT SECURITIES

2.01	Creation and Designation

The Issuer is hereby authorized to issue under the Indenture a Series of Debt Securities designated “6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055” (the “Notes”) having the terms set forth in this Article Two and Article Three.

2.02	Limitation on Aggregate Principal Amount

The aggregate principal amount of the Notes that may be issued (except for Notes issued upon registration of transfer of, or in exchange for, or in lieu of, other Notes) shall be initially limited to $500,000,000. The Issuer may, from time to time, without the consent of any existing Holders of the Notes, create and issue additional Notes hereunder in such additional amounts as the Issuer may determine having the same terms and conditions as the Notes in all respects, except for such variations to such terms and conditions as may be required, in the reasonable and good faith opinion of the Issuer, to reflect the different issue dates of such additional Notes and the then existing Notes and the intention that all such additional Notes and then existing Notes be fungible for trading purposes from the issue date of such additional Notes (which variations may include, among other things, a different issue date, a different issue price, a different interest commencement date, a different first interest payment date, a different initial interest period, and a different interest payment calculation for the initial interest period). Additional Notes so created and issued will be consolidated with and form a single Series with the then existing Notes and, if the Issuer acting reasonably and in good faith determines that it is advisable or advantageous to do so, the Issuer may accept such additional Notes and then existing Notes (including any such Notes in global form held by a Depositary) in exchange for consolidated and restated replacement Notes reflecting the terms and conditions of such additional Notes and then existing Notes.

2.03	Currency

The Notes shall be denominated in, and all principal of, and premium, interest and other amounts on the Notes shall be payable in, Canadian Dollars. Unless expressly provided to the contrary in this Series Supplement, all amounts expressed in this Series Supplement and in each Note in terms of money refer to Canadian Dollars.

2.04	Denominations

The Notes shall be denominated in integral multiples of $1,000.

2.05	Date and Stated Maturity

The Series Issuance Date for the Notes shall be April 21, 2025 and the entire principal amount of the Notes shall become due and payable, together with any accrued and unpaid interest on the Notes, on July 21, 2055 (such date being the “Stated Maturity” of the outstanding principal amount of the Notes).

2.06	Interest

(1)	Interest shall accrue on the aggregate unpaid principal amount of each Note, together, to the extent permitted by Applicable Law and subject to Article Three, with interest on overdue interest not paid on an Interest Payment Date for the Notes, as well after as before default and judgment, from, and including, April 21, 2025 to, but excluding, the First Reset Date, at a rate of interest equal to 6.75% per annum. Thereafter, interest shall accrue from, and including, each Interest Reset Date with respect to each Interest Reset Period to, but excluding, the next succeeding Interest Reset Date, the Stated Maturity or the Redemption Date, as the case may be, at a rate per annum equal to the Five Year Government of Canada Yield as of the most recent Interest Reset Determination Date plus a spread of 3.609%, to be reset on each Interest Reset Date; provided, that the interest rate will not reset below 6.75%. Subject to the Issuer’s right to defer interest payments as provided in Article Three of this Series Supplement (the “Deferral Right”), (i) interest that accrues on a Note for the period from April 21, 2025 to but excluding January 21, 2026 shall be payable on the first Interest Payment Date (namely, January 21, 2026) in an aggregate amount equal to $25,289,383.56, (ii) interest that accrues on a Note for the period from and including January 21, 2026, subject to any variation to the terms and conditions of the initial interest payment under any additional Notes and subject to the resetting of the per annum rate of interest on each Interest Reset Date as specified above, shall be payable in arrears in equal semi-annual instalments on each Interest Payment Date for the Notes and all accrued and unpaid interest on the Notes shall be paid on the Maturity of the Notes.

(2)	Interest on the Notes for any period (other than a full Interest Period) will be computed on the basis of the actual number of days in such period over a year of 365 days.

(3)	Subject to the Deferral Right, the Interest Payment Dates for the Notes shall be January 21 and July 21 in each year beginning January 21, 2026.

(4)	The Regular Interest Record Dates for the Notes shall be January 6 (with respect to the January 21 Interest Payment Date) and July 6 (with respect to the July 21 Interest Payment Date) in each year.

2.07	Redemption and Purchase

(1)	The Issuer may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem the Notes in whole or at any time in part from time to time, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date, and (ii) after the First Reset Date, on any Interest Payment Date, in each case, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date. For the avoidance of doubt, if there is a Tax Event or a Rating Event on or after the date that is 90 days prior to the First Reset Date, the Issuer may optionally redeem the Notes in accordance with the optional redemption right in this Section 2.07(1) without regard to the additional rights of redemption provided for such Tax Event or Rating Event in Section 2.07(2) or Section 2.07(3), as applicable.

(2)	In addition, the Issuer may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem the Notes in whole, but not in part, at any time within 90 days following the occurrence of a Tax Event at a Redemption Price equal to 100% of the outstanding principal amount of the Notes together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

(3)	In addition, the Issuer may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem the Notes in whole, but not in part at any time within 90 days following the occurrence of a Rating Event at a Redemption Price equal to 102% of the outstanding principal amount of the Notes together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

(4)	Notice of redemption given to the Holders of the Notes pursuant to the Indenture and this Series Supplement may, at the option of the Issuer, be subject to one or more conditions precedent, including but not limited to, completion of an equity or other securities offering, an incurrence of indebtedness or other financing or any other corporate transaction or event and, in such case, such notice of redemption shall specify, in addition to the requirements of Section 3.01(c) of the Base Indenture, the details and terms of any event (e.g., a securities offering, financing or other corporate transaction) on which such redemption is conditional and, if applicable, state that, in the Issuer’s discretion, such redemption may not occur and such notice may be revoked in the event that any or all such conditions shall not have been satisfied or waived by the applicable Redemption Date. Notice of any redemption in respect thereof may, at the Issuer’s discretion, be given prior to the completion of one or more of the transactions or events upon which the redemption is conditioned and such redemption may be partial as a result of only some of the conditions being satisfied. Notwithstanding Section 3.01(e) and Section 3.01(c)(ii) of the Base Indenture, upon notice of redemption having been given as specified in this paragraph, the Notes so called for redemption shall become due and payable at the Redemption Price and on the Redemption Date specified in such notice, in the same manner and with the same effect as if such date was the Stated Maturity specified herein for the Notes, only upon the fulfillment or discharge of the conditions stated in such notice to the satisfaction of the Issuer, acting reasonably, or the waiver of such conditions by the Issuer, in whole or in part, notwithstanding anything to the contrary in the Indenture or this Series Supplement. Any notice of revocation of a notice of redemption shall be delivered by the Issuer to the Holders of the Notes and the Indenture Trustee.

(5)	The Notes will not be subject to redemption at the election of the Holders of the Notes.

2.08	Sinking Fund

The Notes will not be subject to repurchase or redemption pursuant to any sinking fund.

2.09	Defeasance

The Notes will be subject to Defeasance and Covenant Defeasance as described in Article Thirteen of the Base Indenture.

2.10	Form and Certification

(1)	The Notes shall be (a) in registered form only, (b) issued as one or more Global Debt Securities held by, or on behalf of, the Depositary in accordance with Section 2.17 of the Base Indenture, (c) registered in the name of the Depositary or its nominee as provided for in Section 2.17 of the Base Indenture, and (d) substantially in the form set forth in Exhibit A to this Series Supplement, subject to any modifications as may be reasonably required from time to time by the Depositary and which are not prejudicial to the beneficial holders of the Notes and subject to any modifications as may be reasonably required from time to time to reflect any variation to the terms and conditions of any additional Notes, or to reflect the terms and conditions of any replacement Note consolidating and restating additional Notes and then existing Notes, as provided in Section 2.02 of this Series Supplement.

(2)	The form of certification of the Notes by the Indenture Trustee shall be substantially in the form of the Indenture Trustee’s Certificate set forth in Exhibit A to this Series Supplement.

2.11	Identification

For the purpose of this Series Supplement and the Notes:

(a)	the Depositary shall be CDS;

(b)	the Registrar, Paying Agent and Transfer Agent shall be the Indenture Trustee; and

(c)	the Place of Payment shall be Calgary, Alberta.

2.12	Calculation Agent

(1)	The Issuer shall appoint a Calculation Agent on or prior to the Interest Reset Determination Date applicable to the First Reset Date; provided, however, that the Issuer shall not be required to appoint a Calculation Agent if the Issuer has elected to redeem all of the Notes on or prior to the First Reset Date; and provided, further, that, if the Issuer has so elected to redeem all of the Notes on or prior to the First Reset Date but does not redeem all of the Notes on or prior to the First Reset Date, the Issuer shall appoint a Calculation Agent not later than the Business Day immediately following the First Reset Date.

(2)	The Calculation Agent will determine the applicable interest rate for each Interest Reset Period as of the applicable Interest Reset Determination Date. Promptly upon such determination, the Calculation Agent, if other than the Issuer or an Affiliate of the Issuer, will notify the Issuer of the applicable interest rate for the relevant Interest Reset Period and, provided the Indenture Trustee is not the Calculation Agent, the Issuer will then promptly notify the Indenture Trustee of such interest rate.

(3)	The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Period beginning on or after the applicable Interest Reset Date will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary herein or any other documentation relating to the Notes, will become effective without consent from any other Person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Issuer’s principal offices and will be made available to any Holder of Notes upon request.

2.13	Non-Business Days

Notwithstanding Section 1.07 of the Base Indenture or any other provision under the Indenture, if any Interest Payment Date or the date of Maturity is not a Business Day, such payment will be made on the next Business Day, and the Holders of such Notes shall not be entitled to any further interest or other payment in respect of such delay.

ARTICLE THREE

DEFERRAL RIGHT AND DIVIDEND STOPPER UNDERTAKING

3.01	Deferral Right

So long as no Event of Default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Such deferral will not constitute an Event of Default or any other breach under the Supplemented Indenture. Any instalment of interest whose payment is deferred pursuant to the Deferral Right (“Deferred Interest”) will accrue, compounding on each subsequent Interest Payment Date, until paid, to the extent permitted by law. A Deferral Period terminates on any Interest Payment Date where the Issuer pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Stated Maturity and, for greater certainty, all accrued and unpaid interest (including any Deferred Interest) shall be due and payable at the Stated Maturity or the Redemption Date, as the case may be. There shall be no limit on the number of Deferral Periods that may occur.

The Issuer will give the Indenture Trustee and the Holders of the Notes written notice of its election to commence or continue a Deferral Period at least 10 days and not more than 60 days before the next Interest Payment Date.

3.02	Dividend Stopper Undertaking

Unless the Issuer has paid all accrued and payable interest on the Notes (including Deferred Interest, if any), as applicable, the Issuer will not:

(a)	declare any dividends on the Dividend Restricted Shares (other than stock dividends on Dividend Restricted Shares) or pay any interest on any Parity Indebtedness;

(b)	redeem, purchase, or otherwise retire for value any Dividend Restricted Shares or Parity Indebtedness (unless such redemption, purchase or retirement for value is a Permitted Purchase); or

(c)	make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Indebtedness, respectively.

ARTICLE FOUR

COVENANTS AND REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE NOTES

4.01	Covenants and Representations and Warranties in the Base Indenture

It is hereby acknowledged and agreed that Sections 4.02(3), 4.04(2), 4.04(3), 5.01 (Representations and Warranties), 5.02 (Positive Covenants), 5.03 (Negative Covenants), 5.04 (Indenture Trustee May Perform Covenants), 6.01 (Events of Default), 6.02(1) and 6.02(2) of the Base Indenture do not apply to this Series Supplement and the Notes issued hereunder. For greater certainty, the provisions and covenants contained in this Article Four, Article Five and Article Six apply to this Series Supplement and the Notes issued hereunder notwithstanding the provisions, covenants or anything to the contrary contained in Sections 4.02(3), 4.04(2), 4.04(3), 5.01 (Representations and Warranties), 5.02 (Positive Covenants), 5.03 (Negative Covenants), 5.04 (Indenture Trustee May Perform Covenants), 6.01 (Events of Default), 6.02(1) and 6.02(2) of the Base Indenture.

4.02	Covenants Applicable to the Notes

The Issuer hereby covenants and agrees with the Indenture Trustee for the benefit of the Indenture Trustee and the Holders of Notes as follows, so long as any Notes are Outstanding:

(a)	the Issuer will duly and punctually pay or cause to be paid when due to every Holder of Notes the principal of, and premium, interest (subject to Issuer’s Deferral Right as provided for herein) and other amounts on, the Notes; and

(b)	the Issuer and each Restricted Subsidiary will preserve and maintain its existence (except as permitted by Article 11 of the Base Indenture), and shall also maintain its qualifications in each jurisdiction to carry on its business except to the extent that failure to maintain such qualifications would not be reasonably expected to have a Material Adverse Effect with respect to such Notes.

4.03	Compliance Certificate

The Issuer will deliver to the Indenture Trustee within 140 days after the end of each fiscal year of the Issuer a Certificate of the Issuer stating that, as of the end of such fiscal year, the Issuer was in compliance in all material respects with all covenants and other requirements contained in the Supplemented Indenture, or giving particulars of any such non-compliance.

4.04	Financial Statements

The Issuer will deliver to the Indenture Trustee within 140 days after the end of each fiscal year of the Issuer audited consolidated financial statements of the Issuer for such fiscal year including the consolidated balance sheet and statements of income, retained earnings and cash flow and within 60 days after the end of each fiscal quarter, other than the last fiscal quarter of each fiscal year, unaudited consolidated financial statements of the Issuer for such fiscal quarter consisting of a consolidated balance sheet and consolidated statements of income, retained earnings and cash flow.

4.05	Agents’ Fees and Expenses

The Issuer will pay such fees as are agreed upon in writing between the Issuer and the Indenture Trustee and all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee in the administration or execution of the trusts created by the Supplemented Indenture (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before and after any Default or Event of Default with respect to the Notes until all its duties shall be finally and fully performed, except any such expense, disbursement or advance as may arise from or in connection with the dishonesty, bad faith, wilful misconduct, gross negligence or reckless disregard of any duty by the Indenture Trustee, or the failure to comply with the standard of care referred to in Section 8.01 of the Base Indenture.

4.06	Indenture Trustee May Perform Covenants

If the Issuer shall fail to perform any of its covenants set forth herein, the Indenture Trustee may in its discretion, but (subject to Section 6.02 of this Series Supplement or unless provided to the contrary in the Indenture) need not, notify the Holders of such failure, and itself may perform any such covenant that is capable of being performed by it, and if any such performance requires the payment of money, it may make such payment with its own funds or with money borrowed by it for such purpose, but shall be under no obligation to do so; provided however that no such performance or payment by the Indenture Trustee shall be deemed to release the Issuer from, the Issuer’s failure to perform its applicable covenant and any amounts so paid or expended by the Indenture Trustee shall be immediately repaid to the Indenture Trustee by the Issuer and shall bear interest until so repaid at a rate of interest that is 5% per annum above the highest rate of interest chargeable from time to time by the Indenture Trustee to its corporate trust customers.

ARTICLE FIVE
SUBORDINATION OF NOTES

5.01	Notes Subordinated to Senior Indebtedness

(a)	The Issuer covenants and agrees, and each Holder of Notes, by the acceptance thereof, likewise covenants and agrees, that the indebtedness represented by the Notes and the payment of the principal, premium (if any), and interest on each and all of the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of Senior Indebtedness.

(b)	The Issuer covenants and agrees that Section 4.04(2) and 4.04(3) of the Base Indenture shall not apply to the Notes and each Holder of Notes, by the acceptance thereof, likewise covenants and agrees that Sections 4.04(2) and 4.04(3) of the Base Indenture shall not apply to the Notes.

(c)	In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Issuer or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding up of the Issuer, whether or not involving insolvency or bankruptcy, or (ii) subject to the provisions of Section 5.02 that (A) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Indebtedness (without giving effect to any cure period with respect thereto), or (B) there shall have occurred an event of default (other than a default in the payment of principal or interest or other monetary amounts due and payable) in respect of any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of subclauses (A) and (B) of this clause (c)(ii) such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (iii) that the principal of the Notes shall have been declared due and payable pursuant to the Supplemented Indenture and such declaration shall not have been rescinded and annulled as provided in the Supplemented Indenture, then:

(i)	the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money’s worth, before the Holders of any of the Notes are entitled to receive a payment on account of the principal of or interest or premium (if any) on, the indebtedness evidenced by the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation;

(ii)	any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, to which the Holders of any of the Notes or the Indenture Trustee would be entitled except for the provisions of this Article shall be paid or delivered by the person making such payment or distribution, whether a Custodian or otherwise, directly to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness, before any payment or distribution is made to the Holders of the Notes or to the Indenture Trustee under the Supplemented Indenture; and

(iii)	in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, in respect of principal of or interest or premium (if any) on the Notes or in connection with any redemption or purchase for cancellation by the Issuer of the Notes, shall be received by the Indenture Trustee or the Holders of any of the Notes before all Senior Indebtedness is paid in full, or provision made for such payment in money or money’s worth, such payment or distribution in respect of principal of or interest or premium (if any) on, the Notes or in connection with any redemption or purchase for cancellation by the Issuer of the Notes shall be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued, ratably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

5.02	Disputes with Holder of Certain Senior Indebtedness

Any failure by the Issuer to make any payment on or perform any other obligation under Senior Indebtedness, other than any indebtedness incurred by the Issuer or assumed or guaranteed, directly or indirectly, by the Issuer for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this Section 5.02 shall have been waived by the Issuer in the instrument or instruments by which the Issuer incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default or event of default under Section 5.01(c)(ii) of this Series Supplement if (a) the Issuer shall be disputing its obligation to make such payment or perform such obligation and (b) either (i) no final judgment relating to such dispute shall have been issued against the Issuer which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review, or (ii) in the event of a judgment that is subject to further review or appeal has been issued, the Issuer shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review.

5.03	Subrogation

Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated (equally and ratably with the holders of all obligations of the Issuer which by their express terms are subordinated to Senior Indebtedness of the Issuer to the same extent as the Notes are subordinated and which are entitled to like rights of subrogation) to the rights of Senior Creditors to receive payments or distributions of cash, property or securities of the Issuer applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and as between the Issuer, its creditors other than Senior Creditors and the Holders, no such payment or distribution made to the Senior Creditors by virtue of this Article that otherwise would have been made to the Holders of Notes shall be deemed to be a payment by the Issuer on account of such Senior Indebtedness, it being understood that the provisions of this Article are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the Senior Creditors, on the other hand.

5.04	Obligation of Issuer Unconditional

(a)	Nothing contained in this Article or elsewhere in the Supplemented Indenture or in the Notes is intended to or shall impair, as among the Issuer, its creditors (other than the Senior Creditors) and the Holders of Notes, the obligation of the Issuer, which is absolute and unconditional, to pay to the Holders of Notes the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of Notes and creditors of the Issuer other than the Senior Creditors, nor shall anything herein or therein prevent the Indenture Trustee or any Holder of Notes from exercising all remedies otherwise permitted by Applicable Law upon default under the Supplemented Indenture, subject to the rights, if any, under this Article of the Senior Creditors in respect of cash, property or securities of the Issuer received upon the exercise of any such remedy.

(b)	Upon payment or distribution of assets of the Issuer referred to in this Article, the Indenture Trustee and the Holders of Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any such dissolution, winding up, liquidation or reorganization proceeding affecting the affairs of the Issuer is pending or upon a certificate of any Custodian making any payment or distribution, delivered to the Indenture Trustee or to the Holders of Notes, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the Senior Creditors and the holders of other indebtedness of the Issuer, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

5.05	Effectuation of Subordination by Indenture Trustee; Waiver of Conflicts

(1)	Each Holder of Notes by its acceptance thereof authorizes and directs the Indenture Trustee on its behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article and appoints the Indenture Trustee as its attorney-in-fact for any and all such purposes. This appointment shall be irrevocable. Upon request of the Issuer, and upon being funded, indemnified and furnished a Certificate of the Issuer stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Indenture Trustee shall enter into a written agreement or agreements with the Issuer and the Persons named in such Certificate of the Issuer providing that such Persons are entitled to all the rights and benefits of this Article as Senior Creditors, and, if requested by such Senior Creditors, providing that the provisions of this Article and the definitions used herein will not be amended without the consent of such Senior Creditors. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

(2)	The Issuer and each Holder of Notes (by its acceptance thereof) acknowledge that the Indenture Trustee acts, and may in the future act, as trustee with respect to Senior Indebtedness and hereby waive any material conflict that may arise from such appointment. Notwithstanding anything else in the Supplemented Indenture (including, but not limited to, Article Six of the Base Indenture (as amended by this Series Supplement)), the Holders may not direct the Indenture Trustee to take any action to enforce the payment of the principal of (or premium, if any) or interest on the Notes unless and until the Issuer has been fully released and discharged from its obligations under the Senior Indebtedness by the Senior Creditors.

5.06	Knowledge of Indenture Trustee

Notwithstanding the provisions of this Article or any other provisions of the Supplemented Indenture, the Indenture Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Indenture Trustee, or the taking of any other action by the Indenture Trustee, unless and until the Indenture Trustee shall have received written notice thereof mailed or delivered to the Indenture Trustee from the Issuer, any Holder of Notes, any paying agent or the holder or representative of any class of Senior Indebtedness.

5.07	Indenture Trustee May Hold Senior Indebtedness

The Indenture Trustee shall be entitled to all the rights set forth in this Article with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in the Supplemented Indenture shall deprive the Indenture Trustee of any of its rights as such holder.

5.08	Rights of Holders of Senior Indebtedness Not Impaired

(a)	No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein shall at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any noncompliance by the Issuer with the terms, provisions and covenants of the Supplemented Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

(b)	With respect to the holders of Senior Indebtedness, (i) the duties and obligations of the Indenture Trustee shall be determined solely by the express provisions of the Supplemented Indenture, (ii) the Indenture Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in the Supplemented Indenture, (iii) no implied covenants or obligations shall be read into the Supplemented Indenture against the Indenture Trustee and (iv) the Indenture Trustee shall not be deemed to be a fiduciary as to such holders.

5.09	Article Applicable to Paying Agents

In case at any time any Paying Agent other than the Indenture Trustee shall have been appointed by the Issuer and be then acting hereunder, the term Indenture Trustee as used in this Article shall in such case (unless the context shall require otherwise) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article in addition to or in place of the Indenture Trustee; provided, however, that Sections 5.06 and 5.07 of this Series Supplement shall not apply to the Issuer if it acts as its own Paying Agent.

5.10	Indenture Trustee; Compensation Not Prejudiced

Nothing in this Article shall apply to claims of, or payments to, the Indenture Trustee pursuant to Section 4.05 of this Series Supplement.

ARTICLE SIX

EVENTS OF DEFAULT AND REMEDIES

6.01	Events of Default

Notwithstanding anything in the Indenture to the contrary and solely with respect to the Notes (and not with respect to any other securities issued or outstanding under the Base Indenture), for so long as any of the Notes remain outstanding, “Event of Default” means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by provisions of Article Six of this Series Supplement or be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)	the Issuer defaults in the payment of the principal of or any premium on the Notes at the Stated Maturity or the Redemption Price for the Notes when due;

(b)	the Issuer defaults in the payment of any interest upon the Notes when it becomes due and payable, and continuance of such default for a period of 30 days (subject to the Issuer’s Deferral Right);

(c)	the Issuer pursuant to or under or within the meaning of Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	consents to the entry of a Bankruptcy Order in an involuntary case or proceeding or the commencement of any case against it;

(iii)	consents to the appointment of a Custodian of it or for any substantial part of its property;

(iv)	makes a general assignment for the benefit of its creditors or files a proposal or other scheme of arrangement involving the rescheduling or composition of its indebtedness;

(v)	files a petition in bankruptcy or an answer or consent seeking reorganization or relief; or

(vi)	consents to the filing of such petition in bankruptcy or the appointment of or taking possession by a Custodian;

(d)	a court of competent jurisdiction in any involuntary case or proceeding enters a Bankruptcy Order against the Issuer, and such Bankruptcy Order remains unstayed and in effect for 60 consecutive days; or

(e)	a Custodian shall be appointed out of court with respect to the Issuer, or with respect to all or any substantial part of the property of the Issuer and, if the Issuer shall be contesting such appointment in good faith, such appointment continues for 90 consecutive days.

6.02	Acceleration of Maturity; Rescission and Annulment

Solely with respect to the Notes:

(1)	If an Event of Default under subsection 6.01(a) or 6.01(b) occurs and is continuing with respect to the Notes, then and in every such case the Indenture Trustee may, in its discretion, and shall upon the request of Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding, declare the principal of all such Notes to be due and payable immediately, by a notice in writing to the Issuer (and to the Indenture Trustee if given by Holders), and upon any such declaration such principal, together with all accrued and unpaid interest (including Deferred Interest, if any) to, but excluding, such date and any other amounts owing with respect thereto, shall immediately become due and payable.

(2)	If an Event of Default under subsection 6.01(c), 6.01(d) or 6.01(e) occurs and is continuing, the principal amount of the Notes then Outstanding will become immediately due and payable, together with all accrued and unpaid interest (including Deferred Interest, if any) to, but excluding, such date, and any other amounts owing with respect thereto without any declaration or other act on the part of the Indenture Trustee or any Holder of Notes.

ARTICLE SEVEN

MISCELLANEOUS PROVISIONS

7.01	Confirmation of Indenture

The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

7.02	Acceptance of Trusts

The Indenture Trustee hereby accepts the trusts in this Series Supplement declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

7.03	Counterparts and Formal Date

This Series Supplement may be executed in any number of counterparts, and delivered via electronic means (including by way of pdf), each of which so executed and delivered shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this Series Supplement.

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IN WITNESS OF WHICH the Issuer and the Indenture Trustee have caused this Series Supplement to be duly executed by their duly authorized officers as of the date specified on the first page of this Series Supplement.

COMPUTERSHARE TRUST COMPANY OF CANADA			TELUS CORPORATION

by:	“Luci Scholes”		by:	“Doug French”
	Name:	Luci Scholes		Name:	Doug French
	Title:	Corporate Trust Officer		Title:	Executive Vice-President and Chief Financial Officer

by:	“Corentin Leverrier”		by:	“Mario Mele”
	Name:	Corentin Leverrier		Name:	Mario Mele
	Title:	Manager, Corporate Trust		Title:	Senior Vice-President and Treasurer

EXECUTION PAGE – SUPPLEMENTAL INDENTURE

EXHIBIT A TO FIFTY-THIRD SERIES SUPPLEMENT

TELUS CORPORATION

No.	•	$ •

CUSIP No.	87971MCK7
ISIN No.	CA87971MCK77

6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055

TELUS Corporation (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on presentation and surrender of this 6.75% Fixed-to-Fixed Rate Junior Subordinated Note, Series CAS (the “Note”) at the principal office of Computershare Trust Company of Canada (the “Indenture Trustee”, which term shall include its successors under the Indenture hereinafter referred to) in Calgary, Alberta, Canada, the principal amount of • dollars in lawful money of Canada ($•), and to pay interest on the outstanding principal amount hereof at the same place in like money (i) from, and including, April 21, 2025 to, but excluding, the First Reset Date at a rate of 6.75% per annum, and thereafter (ii) from, and including, each Interest Reset Date with respect to each Interest Reset Period to, but excluding, the next succeeding Interest Reset Date, the Stated Maturity or the Redemption Date, as the case may be, at a rate per annum equal to the Five Year Government of Canada Yield as of the most recent Interest Reset Determination Date plus a spread of 3.609%, to be reset on each Interest Reset Date; provided, that the interest rate will not reset below 6.75%, as well after as before maturity, default and judgment, with interest on overdue interest at the same rate as more particularly specified in the Indenture.

The outstanding principal amount of this Note is payable in one instalment on July 21, 2055. Subject to the Issuer’s right to defer interest payments as provided for in the Indenture (the “Deferral Right”), interest on this Note that accrues for the period from, and including, April 21, 2025 to, but excluding, January 21, 2026 is payable on the first Interest Payment Date (namely, January 21, 2026) in an aggregate amount equal to $•, and interest on this Note that accrues from and including January 21, 2026 is payable in arrears in equal semi-annual instalments on January 21 and July 21 of each year beginning January 21, 2026. All accrued and unpaid interest on this Note is payable on the Stated Maturity.

All payments made by the Issuer under or with respect to this Note will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (hereinafter “Taxes”) unless the Issuer is required to withhold or deduct Taxes by Applicable Law or by the interpretation or administration thereof by the relevant Governmental Authority.

This Note is one of a duly authorized Series of Debt Securities designated as 6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055 issued under a trust indenture dated as of May 22, 2001 (the “Base Indenture”) as amended and supplemented by the forty-seventh supplement to the Base Indenture, dated January 2, 2024 (the “Forty-Seventh Supplement”) and a fifty-third series supplement (the “Series Supplement”) dated as of April 21, 2025 (the Series Supplement, together with the Base Indenture and the Forty-Seventh Supplement, and as further amended, the “Indenture”), in each case between the Issuer and the Indenture Trustee. Reference is hereby made to the Indenture as to the nature and extent of the rights of the Holders of the Debt Securities of this Series, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Note by acceptance hereof assents. All capitalized terms used but not defined herein have the meanings specified in the Indenture.

So long as no Event of Default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”). Such deferral will not constitute an Event of Default or any other breach under the Indenture. Any instalment of interest whose payment is deferred pursuant to the Deferral Right (“Deferred Interest”) will accrue, compounding on each subsequent Interest Payment Date, until paid, to the extent permitted by law. A Deferral Period terminates on any Interest Payment Date where the Issuer pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Stated Maturity and, for greater certainty, all accrued and unpaid interest (including any Deferred Interest) shall be due and payable at the Stated Maturity or the Redemption Date, as the case may be. There shall be no limit on the number of Deferral Periods that may occur.

1

Each Debt Security of this Series, including this Note, may be redeemed by the Issuer, at its option and without the consent of any Holder, in whole or at any time in part from time to time on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holders, (i) on any day in the period commencing on and including the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date, and (ii) after the First Reset Date, on any Interest Payment Date, in each case, in accordance with the Indenture and at a Redemption Price equal to 100% of the principal amount of this Note redeemed, together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

In addition, the Issuer may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem this Note in whole, but not in part, at any time within 90 days following the occurrence of a Tax Event at a Redemption Price equal to 100% of the outstanding principal amount of this Note together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date.

In addition, the Issuer may, at its option and without the consent of any Holder, on giving not more than 60 days’ nor less than 10 days’ prior notice to the Holder, redeem this Note in whole, but not in part at any time within 90 days following the occurrence of a Rating Event at a Redemption Price equal to 102% of the outstanding principal amount of this Note together with accrued and unpaid interest (including Deferred Interest, if any) thereon to, but excluding, the Redemption Date

At the Issuer’s discretion, any redemption (including any redemption pursuant to a Tax Event or Rating Event) may be subject to one or more conditions precedent, and any such conditional redemption may be revoked in the event that any or all of such conditions have not been satisfied or waived by the Redemption Date.

The outstanding principal amount of this Note may become or be declared to be due and payable by the Indenture Trustee before maturity in the circumstances set out in the Indenture.

This Note is transferable only in accordance with the provisions of the Indenture and subject to the last two sentences of this paragraph. No transfer of this Note shall be valid unless made on the Register kept by and at the principal office of the Registrar in Calgary, Alberta, by the Holder hereof or its attorney duly appointed by instrument in writing in form and execution satisfactory to the Registrar upon compliance with such reasonable requirements as the Registrar may prescribe. Except as otherwise provided in the Indenture, this Note may be transferred, in whole but not in part, only to another nominee of the Depositary for the 6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055 or to a successor Depositary or to a nominee of such successor Depositary. Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to TELUS Corporation (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

2

The Indenture contains provisions making binding upon all Holders of the Debt Securities of this Series, or upon the Holders of all Series outstanding under the Indenture, certain Holder Actions taken by the Holders of a specified majority of the Debt Securities of this Series, or of all Series, as the case may be, then outstanding.

This Note shall not become obligatory for any purpose until certified by the Indenture Trustee.

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3

IN WITNESS OF WHICH TELUS Corporation has caused this 6.75% Fixed-to-Fixed Rate Junior Subordinated Note, Series CAS due July 21, 2055 to be signed by its duly authorized officer on •.

TELUS CORPORATION

by:
	Name:	Doug French
	Title:	Executive Vice-President and Chief Financial Officer

EXECUTION PAGE – GLOBAL NOTE

INDENTURE TRUSTEE’S CERTIFICATE

This 6.75% Fixed-to-Fixed Rate Junior Subordinated Note, Series CAS due July 21, 2055 is one of the 6.75% Fixed-to-Fixed Rate Junior Subordinated Notes, Series CAS due July 21, 2055 referred to in the Indenture (CUSIP No. 87971MCK7).

COMPUTERSHARE TRUST COMPANY OF CANADA

by:
Authorized Signing Officer

(Form of Registration Panel)

(No writing hereon except by the Indenture Trustee)

Date of Registration	In Whose name Registered	Authorized Signature of Indenture Trustee